SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of  October, 2008

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

RYANAIR CALLS ON EUROPEAN COMMISSION TO REDUCE REGULATORY BURDEN AND COSTS ON AIRLINES TO STIMULATE LOWER FARES FOR CONSUMERS DURING THIS RECESSION

RYANAIR RELEASES OVER 1 MILLION €10 SEATS FOR MID-WEEK TRAVEL IN NOVEMBER AND DECEMBER TO KEEP EUROPE FLYING

Ryanair, Europe’s largest low fares airline today (14th October) called on the European Commission to reduce the regulatory burden and costs on airlines and tackle anti-consumer scams such as fuel surcharges and screenscraper mis-selling in order to keep Europe’s air fares low during this recession, as consumer confidence plummets.

Ryanair remains the only European airline to guarantee the lowest fares on every route it operates (as well as guaranteeing no fuel surcharges). Ryanair has written to the European Commission drawing its attention to the fact that oil prices have fallen by over 50% in recent months, yet many high fares airlines including British Airways, Lufthansa and Aer Lingus have failed to reduce their unjustified fuel surcharges at all. There is no doubt that these airlines are using non discretionary and unavoidable fuel surcharges to scam money unfairly from consumers, despite the fact that they are now enjoying much lower oil prices.

Ryanair also called on the EU Commission to take action to protect Europe’s consumers from screenscrapers, many of whom are engaged in unauthorised breaches of copyright and unlawfully accessing websites such as Ryanair.com, and in the case of Rumbo.com in Spain (for example) are over charging consumers by up to 50 times the underlying Ryanair fares, as well as adding large hidden mark-ups (unknown to consumers) to some of Ryanair’s discretionary service fees.

Ryanair also called on the EU Commission to urgently address and reverse many of the expensive, anti-consumer regulations introduced in recent years which have added significantly to the cost of all air travel within Europe, while delivering minimal passengers benefits. Such measures would include:

•	Promoting a single EU air traffic management system which would reduce the current €7bn annual cost by as much as €5bn p.a., as well as reducing passenger delays, fuel consumption and emissions.

•

Scraping the EU261 passenger compensation legislation which is discriminatory in that they only apply to airlines, but not to competing ferries, trains or buses. This legislation should be replaced with legislation to outlaw over-booking of flights, which would be a cheap and effective way of ensuring that no passenger is denied access to a flight once booked.

•

Scrap the PRM regulation which was introduced last year and have allowed many monopoly airports to increase the handling costs of disabled passengers by up to 400%. At Dublin Airport for example Ryanair’s PRM costs which were less than 10c a passenger when the service was being provided by Ryanair, has now exploded to over 45c per passenger, because it is provided by an inefficient, over-charging profiteering airport monopoly.

•

Scrap the proposed airport charging directive which was formulated by the European Commission following its flawed decision in the Charleroi case. As the current sale discussions for Charleroi Airport indicate, not alone was the EU Commission’s analysis fundamentally wrong, but Charleroi Airport has been consistently profitable and is now the subject of a number of private sector offers for the airport due entirely to the success of Ryanair’s low cost base and rapid traffic growth at Charleroi.

•

Scrap the 7 State Aid investigations against Ryanair’s contracts at small regional airports including: Alghero, Pau, Frankfurt Hahn, among others, given that the current profitability and sale of Charleroi proves that there was no basis for the EU Commission’s erroneous finding of State Aid in the Charleroi case.

Speaking today in Brussels, Ryanair Chief Executive, Michael O’Leary said:

“The European Airline Industry is now facing a greater challenge and a more difficult trading environment than any time over the past 50 years. The European economy is in recession, consumer confidence and spending has collapsed and we need real leadership from the EU Commission if we are to keep Europe flying and keep delivering lower fares with no fuel surcharges for Europe’s consumers.

“At a time when many of Europe’s airlines have collapsed or are merging to form stronger airline groups, perhaps it’s time for the European Commission to reconsider its prohibition of Ryanair’s offer for Aer Lingus in 2006. Europe is moving towards a small number of big strong airline groups which is the only way these airlines can survive the current financial turmoil and to provide passengers with real choice of air services into the future. Surely if Alitalia and AirOne can be combined to form a strong airline group in Italy, then it’s time to allow Ryanair and Aer Lingus to combine to form one equally strong Irish airline group.

“The EU Commission can do much to lead the airline industry over the coming months and years. Costs can be significantly reduced if unnecessary and expensive regulations are done away with, particularly the complicated and inefficient air traffic management systems of Europe. Similarly the passenger compensation provisions should be replaced with a simple ban on airline overbookings, the PRM regulation should allow airlines to provide their own PRM services, which we can do at a fraction of the costs that are now being imposed on airlines and passengers by inefficient, profiteering airports such as Dublin and clearly the whole area of environmental taxes should now be reversed, given that both economic activity and oil consumption is in significant decline. Airline capacity is being reduced and Europe’s consumers simply cannot afford to pay these unjustified and inequitable taxes on air tickets at a time when Europe’s economy and our tourism industry are in recession.

Ryanair has shown the way forward in these difficult times by continuing to guarantee the lowest fares and no fuel surcharges. We have seen our profits collapse from €480m last year to perhaps break even this year as we absorbed these higher oil prices and regulatory costs. We would now like to work with the EU Commission and the rest of the industry to examine ways in which these simple measures could increase efficiency and lower costs for Europe’s hard pressed consumers during the current recession. Ryanair has been one of the great success stories of European integration. Our lowest fares have allowed almost 60 million passengers to save over €6bn annually by flying Ryanair’s low cost, on-time flights as compared to the high fare, fuel surcharging delayed flights provided by our flag carrier competitors.”

Ends.                    Tuesday, 14th October 2008

For further information
please contact:                            Stephen McNamara              Pauline McAlester

                                                    Ryanair Ltd                           Murray Consultants

                                                    Tel: +353-1-8121212            Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  14 October, 2008

By:___/s/ James Callaghan____

James Callaghan
Company Secretary & Finance Director